

December 9, 2014

<u>Via E-mail</u>
Dr. Hassan Salari
President, Chief Executive Officer and Chief Financial Officer
Eternity Healthcare Inc.
8755 Ash Street, Suite 1
Vancouver
British Columbia, Canada V6P 6T3

    Re: **Eternity Healthcare Inc.**
             Form 10-K for the Fiscal Year Ended April 30, 2014
             Filed July 28, 2014
             File No. 000-53376

Dear Dr. Salari:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                        /s/ Brian Cascio

                                        Brian Cascio
                                        Accounting Branch Chief